**Filed pursuant to Rule 497**
**File No. 333-259029**
**Rule 482ad**

## EAGLE POINT INCOME COMPANY INC. ANNOUNCES OFFERING OF PREFERRED STOCK

GREENWICH, Conn. – October 18, 2021 – Eagle Point Income Company Inc. (the "Company") (NYSE:EIC) today announced that it has commenced an underwritten public offering of its Series A Term Preferred Stock (the "Preferred Stock"). The public offering price and other terms are to be determined by negotiations between the Company and the underwriters. The Preferred Stock is rated 'BBB' by Egan-Jones Ratings Company. In addition, the Company plans to grant the underwriters a 30-day option to purchase additional shares of Preferred Stock on the same terms and conditions.

The Preferred Stock is expected to be listed on the New York Stock Exchange and to trade thereon within 30 days of the original issue date.

Ladenburg Thalmann & Co. Inc. is acting as the lead bookrunner for the offering. B. Riley Securities, Inc., Oppenheimer & Co. Inc., InspereX LLC, and Wedbush Securities Inc. are acting as joint bookrunners for the offering.

**Investors should consider the Company's investment objectives, risks, charges, and expenses carefully before investing. The preliminary prospectus dated October 18, 2021, which has been filed with the Securities and Exchange Commission ("SEC"), contains this and other information about the Company and should be read carefully before investing.** The information in the preliminary prospectus and this press release is not complete and may be changed. The preliminary prospectus and this press release are not offers to sell these securities and are not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

A registration statement relating to these securities is on file with and has been declared effective by the SEC. **The offering may be made only by means of a prospectus, copies of which may be obtained by writing Ladenburg Thalmann & Co. Inc. at 640 Fifth Avenue, 4th Floor, New York, New York 10019, by calling toll-free 1-800-573-2541 or by sending an e-mail to: prospectus@ladenburg.com; copies may also be obtained for free by visiting EDGAR on the SEC's website at http://www.sec.gov.**

**Egan-Jones Ratings Company is a nationally recognized statistical rating organization (NRSRO). A security rating is not a recommendation to buy, sell or hold securities, and any such rating may be subject to revision or withdrawal at any time by the applicable rating agency.**

### ABOUT EAGLE POINT INCOME COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in junior debt tranches of collateralized loan obligations ("CLOs"). In addition, the Company may invest up to 35% of its total assets (at the time of investment) in CLO equity securities. The Company is externally managed and advised by Eagle Point Income Management LLC.

### FORWARD-LOOKING STATEMENTS

*This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.*

Source: Eagle Point Income Company Inc.
Investor Relations:
ICR
203-340-8510
ir@EaglePointIncome.com
www.eaglepointincome.com